Exhibit 99.6

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 37 76 Catherine ENCK
Tel. : 33 (1) 74 44 47 57	Preliminary Fourth Quarter and 2001 Results

Sophie LE CONG NEN-ALIOT Tel. : 33 (1) 47 44 48 00	Fourth quarter 2001 net income excluding non-recurring items • 1.41 billion euros, a 34% decrease

Patricia MARIE	2001 net income excluding non-recurring items

Tel. : 33 (1) 47 44 45 90	• 7.50 billion euros, a 2% decrease
Christine MELVILLE	• 10.8 euros per share, stable compared to 2000

Tel. : 33 (1) 47 44 45 91 Christine de CHAMPEAUX Tel. : 33 (1) 47 44 47 49 Thomas SAUNDERS Tel. : 33 (1) 47 44 42 30
Laurence FRANCISCO Tel. : 33 (1) 47 44 51 04	Paris, January 30, 2002 — The Board of Directors of TotalFinaElf, chaired by CEO Thierry Desmarest, met on January 29, 2002.

TOTAL FINA ELF S.A. Capital 7 050 977 980 euros 542 051 180 R.C.S. Nanterre www.totalfinaelf.com	The year 2001 was marred by the September 21 explosion at the Grande Paroisse fertilizer plant in Toulouse, the cause of which is still unknown. The company immediately indicated that it would act responsibly and provided support and relief to the victims. TotalFinaElf and its employees have shown their solidarity with those affected.

The year 2001 was very important in the evolution of TotalFinaElf. The success of the merger fully materialized during the year, and major milestones, such as the launching of important development projects, were achieved.

The Board reviewed the estimated fourth quarter and 2001 results.

TotalFinaElf resisted relatively well against the downturn in the oil market environment that occurred during the second half of 2001. Fourth quarter 2001 net income excluding non-recurring items was 1.41 billion euros, a decline of 34% compared to the fourth quarter 2000.

Net income excluding non-recurring items for the year 2001 was 7.50 billion euros, a decrease of only 2% compared to 2000. This good performance was due to production growth combined with synergies and productivity programs that were implemented at a faster pace than initially targeted. Due notably to the accretive impact of significant share buy-backs made in 2001, the preliminary 2001 earnings per share excluding non-recurring items reached 10.82 euros, which was the record level set in 2000.

Fourth quarter 2001 preliminary results

Consolidated sales fell by 24% to 23.6 billion euros in the fourth quarter 2001 from 31.2 billion euros in the fourth quarter 2000.

The oil market environment declined sharply in the fourth quarter 2001. The average Brent oil price fell by 35% to 19.4 $/b in the fourth quarter 2001 from 29.7 $/b in the same quarter a year ago. European refining margins fell sharply to 14.7 $/t from 31.0 $/t over the same period. The dollar lost ground against the euro, falling 3% to 0.90 dollar per euro in the fourth quarter 2001 from 0.87 dollar per euro in the fourth quarter 2000.

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	Operating income from the business segments excluding non-recurring items fell by 41% to 2.38 billion euros in the fourth quarter 2001 compared to 4.05 billion euros for the same quarter last year. There were no non-recurring items affecting operating income in the fourth quarter 2001.

Catherine ENCK Tel. : 33 (1) 47 44 37 76	Net operating income from the business segments excluding non-recurring items fell by 28% to 1.37 billion euros in the fourth quarter 2001 from 1.91 billion euros in the fourth quarter 2000.
Thomas FELL Tel. : 33 (1) 47 44 47 57
Sophie LE CONG NEN-ALIOT Tel. : 33 (1) 47 44 48 00	Net income excluding non-recurring items was 1.41 billion euros in the fourth quarter 2001, 34% less than for the same quarter a year ago.

Patricia MARIE Tel. : 33 (1) 47 44 45 90 Christine MELVILLE Tel. : 33 (1) 47 44 45 91	Earnings per share excluding non-recurring items, based on 676.1 million fully-diluted weighted-average shares for the fourth quarter 2001, was 2.09 euros compared to 2.99 euros for the fourth quarter 2000. The limited decrease of 30% reflects the accretive impact of the significant share buy-backs made in 2001.

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

TOTAL FINA ELF S.A.
Capital 7 050 977 980 euros
542 051 180 R.C.S. Nanterre	Reported net income for the fourth quarter 2001 was 0.63 billion euros, a 41% decrease compared to the fourth quarter 2000. These results include non-recurring items amounting to -0.78 billion euros in the fourth quarter 2001 and -1.07 billion euros in the fourth quarter 2000. The fourth quarter 2001 non-recurring items that had a positive impact on net income were essentially the gains on sales of Sanofi-Synthelabo shares; while those having a negative impact included mainly restructuring charges and FAS 121 write-downs in the Chemicals segment as well as provisions related to the potential financial impact stemming from the fertilizer plant explosion in Toulouse[1]. The impact related to the devaluation of the Argentine peso is not expected to be significant to the company’s 2001 results and no provision has been made.

www.totalfinaelf.com	TotalFinaElf bought back 12.8 million shares during the fourth quarter 2001 for 1.9 billion euros.

1 estimated liability in excess of insurance coverage in the event that Grande Paroisse is found to be liable for all damages

Preliminary 2001 results

Consolidated sales declined by 8% to 105.2 billion euros in 2001 from 114.6 billion euros in 2000.

The oil market environment was generally weaker in 2001 than in 2000. The average Brent oil price fell by 14% to 24.4 $/b in 2001 from 28.5 $/b in 2000, and European refining margins fell by 35% to 15.4 $/t from 23.8 $/t. The dollar strengthened against the euro in 2001, with the average euro/dollar exchange rate improving by 2% to 0.90 from 0.92.

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	Operating income from the business segments excluding non-recurring items decreased by 13% to 13.00 billion euros in 2001 from 14.88 billion euros in 2000. Only the 2000 operating income was affected by non-recurring items.

Catherine ENCK Tel. : 33 (1) 47 44 37 76 Thomas FELL Tel. : 33 (1) 47 44 47 57	The 1.9 billion euro decrease in 2001 operating income was primarily due to 3.1 billion euros for the overall negative impact of changes in the environment, partially offset by 1.2 billion euros from realizations of self-help programs, split 0.3 billion euros from production growth and 0.9 billion euros from synergies and productivity.

Sophie LE CONG NEN-ALIOT Tel. : 33 (1) 47 44 48 00	The overall negative impact of changes in the 2001 market environment included:

Patricia MARIE Tel. : 33 (1) 47 44 45 90 Christine MELVILLE Tel. : 33 (1) 47 44 45 91 Christine de CHAMPEAUX Tel. : 33 (1) 47 44 47 49	• - 1.7 B€ due to the lower oil price,
•  + 0.3 B€ due to the stronger dollar against the euro,
•  - 0.9 B€ due to the lower refining margins,
•  - 0.6 B€ due to the deterioration of the Chemicals environment,
• - 0.2 B€ due to other elements[2].

Thomas SAUNDERS Tel. : 33 (1) 47 44 42 30	Net operating income from the business segments excluding non-recurring items declined by 6% to 7.57 billion euros in 2001 from 8.03 billion euros in 2000.

Laurence FRANCISCO Tel. : 33 (1) 47 44 51 04	Net income excluding non-recurring items declined by 2% to 7.50 billion euros in 2001 from 7.64 billion euros in 2000.

TOTAL FINA ELF S.A. Capital 7 050 977 980 euros 542 051 180 R.C.S. Nanterre www.totalfinaelf.com	Earnings per share excluding non-recurring items, based on 693.2 million fully-diluted weighted-average shares for 2001, was 10.82 euros compared to 10.80 euros in 2000. The record earnings per share level set in 2000 was maintained in 2001 notably because of the accretive impact of the significant share buy-backs made in 2001.

Reported net income increased by 11% to 7.64 billion euros in 2001 from 6.90 billion euros in 2000. Non-recurring items had a net positive impact of 0.14 billion euros in 2001 and a net negative impact of 0.74 billion euros in 2000.

TotalFinaElf bought back 39.0 million shares[3] during 2001 for 6.1 billion euros.

The fully-diluted number of shares fell to 673.0 million at year-end 2001 from 708.9 million at year-end 2000.

The net-debt-to-equity ratio decreased to an estimated 32% at year-end 2001 from 33% at year-end 2000.

2 positive gas lag effect (+ 0.3 B€), combination of parameters (- 0.4 B€) and impact of asset sales (- 0.1 B€)

3 includes 2.76 million shares used to cover stock option program

	Oil market environment

	4Q01	4Q00%			2001	2000	%

	0.90	0.87	- 3%*	€/$	0.90	0.92	+ 2% *

	19.4	29.7	- 35%	Brent ($/b)	24.4	28.5	- 14%

	14.7	31.0	- 53%	European refining margins ($/t)	15.4	23.8	- 35%

	* change in the dollar versus the euro
2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21

Catherine ENCK Tel. : 33 (1) 47 44 37 76
Thomas FELL Tel. : 33 (1) 47 44 47 57	Number of shares

Sophie LE CONG NEN-ALIOT Tel. : 33 (1) 47 44 48 00	4Q01	4Q00%		millions	2001	2000	%

Patricia MARIE Tel. : 33 (1) 47 44 45 90	676.1	711.8	- 5%	Fully-diluted weighted- average shares	693.2	707.1	- 2%

Christine MELVILLE Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX Tel. : 33 (1) 47 44 47 49

Thomas SAUNDERS Tel. : 33 (1) 47 44 42 30	Consolidated accounts TotalFinaElf

Laurence FRANCISCO Tel. : 33 (1) 47 44 51 04	4Q01(e)	4Q00%		in billions of euros	2001(e)	2000	%

	23.6	31.2	- 24%	Sales	105.2	114.6	- 8%

TOTAL FINA ELF S.A. Capital 7 050 977 980 euros 542 051 180 R.C.S. Nanterre www.totalfinaelf.com	2.38	4.05	- 41%	Operating income from business segments excluding non-recurring items	13.00	14.88	- 13%

	1.37	1.91	- 28%	Net operating income from business segments excluding non-recurring items	7.57	8.03	- 6%

	1.41	2.13	- 34%	Net income excluding non-recurring items	7.50	7.64	- 2%

	0.63	1.06	- 41%	Net income	7.64	6.90	+ 11%

	2.09	2.99	- 30%	Earnings per share (euros) excluding non-recurring items	10.82	10.80	—

	2.3	2.20	+ 5%	Investments	9.8	8.34	+ 18%

	0.9	0.83	+ 8%	Divestments based on selling price*	6.2	3.24	+ 91%

	* includes repayment of long-term loans

Impact of non-recurring items on net income

	4Q01(e)	4Q00	in billions of euros	2001(e)	2000

	+ 0.43	- 0.11	Gain on asset sales	+ 1.41	+ 0.36

	- 0.60	—	Toulouse plant impact	- 0.60	—

	- 0.19	- 0.47	Restructuring charges	- 0.23	- 0.47

	- 0.23	- 0.46	FAS 121	- 0.23	- 0.46

2, place de la Coupole	- 0.19	- 0.03	Other	- 0.21	- 0.17
La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	- 0.78	- 1.07	Total	+ 0.14	- 0.74

Catherine ENCK Tel. : 33 (1) 47 44 37 76
Thomas FELL Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT Tel. : 33 (1) 47 44 48 00	Upstream

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

TOTAL FINA ELF S.A.
Capital 7 050 977 980 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Operating income excluding non-recurring items from the Upstream segment decreased by 11% to 8.96 billion euros in 2001 from 10.11 billion euros in 2000. Gains from self-help programs, primarily production growth, partially offset the negative impact of a weaker environment.

Net operating income excluding non-recurring items from the Upstream segment was 4.61 billion euros in 2001, a 5% decrease from the 4.84 billion euros in 2000.

Hydrocarbon production rose by 3.6% to 2.20 Mboe/d in 2001 from 2.124 Mboe/d in 2000. Excluding the impact of asset sales, the growth rate for Upstream production in 2001 was 5.3%.

Production growth in 2001 resulted mainly from the start-ups of Elgin-Franklin in the UK North Sea and heavy oil production from Sincor in Venezuela as well as from increased production in Norway, Myanmar and Nigeria.

Proved reserves continued to grow, increasing to 10.98 billion boe at year-end 2001, as a result of exploration-appraisal activity. For consolidated subsidiaries, the estimated 1999-2001 3-year average reserve replacement rate was 184% at an average reserve replacement cost of 3.4 $/boe.

In addition to the Elgin-Franklin start-up, highlights for 2001 included first production from the Girassol field in Angola and completion of the Sincor upgrader, which will start production in early 2002.

Hydrocarbon production rose to 2.39 Mboe/d during December 2001.

	4Q01	4Q00%		Upstream — key figures	2001(e)	2000	%

	2.33	2.17	+ 7%	Hydrocarbon production (Mboe/d)	2.20	2.12	+ 4%

	1.54	1.41	+ 9%	• Liquids (Mb/d)	1.45	1.43	+ 1%

	4.28	4.16	+ 3%	• Gas (Bcfd)	4.05	3.76	+ 8%

	1.55	2.76	- 44%	Operating income (B€) excluding non-recurring items	8.96	10.11	- 11%

	n.a.	n.a.		Net operating income (B€) excluding non-recurring items	4.61	4.84	- 5%

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21 Catherine ENCK Tel. : 33 (1) 47 44 37 76	1.6	1.54	+ 4%	Investments (B€)	6.9	5.64	+ 22%

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04	Downstream

Operating income excluding non-recurring items from the Downstream segment decreased by 6% to 2.96 billion euros in 2001 from 3.14 billion euros in 2000.

The solid performance by Downstream in the deteriorating market environment of 2001 was due primarily to a 0.7 billion euro positive impact on operating income from the implementation of synergies and productivity programs. This positive impact largely offset the 0.9 billion euro negative impact of changes in the market parameters.

Net operating income excluding non-recurring items from the Downstream segment was stable at 2.26 billion euros in 2001 compared to 2.23 billion euros in 2000.

	Refinery throughput increased to 2.5 Mb/d in 2001 from 2.4 Mb/d in 2000. The refinery capacity utilization rate further improved to 96% in 2001 from 94% in 2000.

TOTAL FINA ELF S.A. Capital 7 050 977 980 euros 542 051 180 R.C.S. Nanterre	4Q01(e)	4Q00%		Downstream — key figures	2001(e)	2000	%

www.totalfinaelf.com	2.5	2.4	+ 4%	Refinery throughput* (Mb/d)	2.5	2.4	+ 4%

	0.58	1.01	- 43%	Operating income (B€) excluding non-recurring items	2.96	3.14	- 6%

	n.a.	n.a.		Net operating income (B€) excluding non-recurring items	2.26	2.23	+ 1%

	0.3	0.57	- 47%	Investments (B€)	1.1	1.16	- 5%

	* includes share of Cepsa
6

	Chemicals

Sales for the Chemicals segment declined by 6% to 19.6 billion euros in 2001 from 20.8 billion euros in 2000.

Operating income excluding non-recurring items fell by 34% to 1.08 billion euros in 2001 from 1.63 billion euros in 2000.

	The 2001 decrease in operating income for the Petrochemicals & plastics sector was due to lower volumes and margins. Excluding divestment impacts, operating income for the Intermediates & performance polymers sector was stable in 2001 relative to 2000. Specialty chemicals sales increased in 2001 due to acquisitions made in 2000, but operating income suffered the effects of the unfavorable US economic situation.
2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21 Catherine ENCK Tel. : 33 (1) 47 44 37 76
The Chemicals environment had a negative impact on operating income in 2001 of approximately 0.6 billion euros.

	Net operating income excluding non-recurring items fell by 27% to 0.70 billion euros in 2001 from 0.96 billion euros in 2000.

Thomas FELL Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT Tel. : 33 (1) 47 44 48 00	4Q01(e)	4Q00%		Chemicals — key figures (B€)	2001(e)	2000	%

Patricia MARIE Tel. : 33 (1) 47 44 45 90	4.23	5.34	- 21%	Sales	19.6	20.8	- 6%

Christine MELVILLE Tel. : 33 (1) 47 44 45 91

				Sales by sector

Christine de CHAMPEAUX Tel. : 33 (1) 47 44 47 49	1.41	2.03	- 31%	• Petrochemicals & plastics	7.00	7.98	- 12%
Thomas SAUNDERS Tel. : 33 (1) 47 44 42 30	1.05	1.52	- 31%	• Intermediates & performance polymers	4.75	5.31	- 11%
Laurence FRANCISCO Tel. : 33 (1) 47 44 51 04	1.76	1.76	—	• Specialties	7.78	7.50	+ 4%

	0.25	0.28	- 11%	Operating income*	1.08	1.63	- 34%

TOTAL FINA ELF S.A. Capital 7 050 977 980 euros 542 051 180 R.C.S. Nanterre				Operating income by sector*

www.totalfinaelf.com	0.04	0.07	- 43%	• Petrochemicals & plastics	0.13	0.55	- 76%
	0.07	0.09	- 22%	• Intermediates & performance polymers	0.45	0.48	- 6%
	0.08	0.13	- 38%	• Specialties	0.49	0.62	- 21%

	n.a.	n.a.		Net operating income*	0.70	0.96	- 27%

	0.4	0.17	+ 135%	Investments	1.5	1.35	+ 11%

	* excluding non-recurring items

Overview

In the less favorable 2001 oil market environment, the financial performance of the operating segments remained solid, posting a return on capital employed[4] of 20% compared to 21% in 2000.

Estimated return on equity for 2001 was 24% compared to 27% in 2000.

Cash flow from operating activities before changes in working capital was 11.3 billion euros in 2001, a 16% decrease from 2000.

Investments increased by 18% in 2001 to 9.8 billion euros, split 71% in Upstream, 11% in Downstream, 16% in Chemicals and 2% in Corporate.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30	Divestments, based on selling price, amounted to 6.2 billion euros[5]. Divestments were primarily comprised of sales of Sanofi-Synthelabo shares, the bulk of the participation in Cogema, the Ultramar Diamond Shamrock shares, the Downstream assets in France as required by the EU Commission, and non-strategic assets in the Upstream and Chemicals segments.

For 2002, TotalFinaElf expects to maintain a high investment level of 9.7 billion euros, approximately the same level as 2001, with priority given to Upstream growth. The 2002 budget for investments is split 73% in Upstream, 14% in Downstream, and 13% in Chemicals.

The ongoing divestment program is expected to generate approximately 2 billion euros in 2002, allowing TotalFinaElf to continue its share buy-back program.

Since the start of 2002, the oil market environment has been significantly less favorable than in 2001. Strong production growth projected for 2002 combined with ongoing synergies and productivity programs will enhance the underlying profitability of TotalFinaElf and should limit the impact of a decline in the oil market environment.

Laurence FRANCISCO Tel. : 33 (1) 47 44 51 04	• • •

TOTAL FINA ELF S.A. Capital 7 050 977 980 euros 542 051 180 R.C.S. Nanterre www.totalfinaelf.com	To listen to the presentation to analysts by CEO Thierry Desmarest today at 11:00 (Paris time), please visit our web site www.totalfinaelf.com or call 44 (0) 208 240 8242 / 44 (0) 208 240 8243 in Europe or 1 (303) 267 1007 in the US (access code: TotalFinaElf). To listen to a replay of today's presentation, visit our web site or call 44 (0) 208 288 44 59 (access code: 636 372) in Europe or 1 (303) 804 1855 in the US (access code: 140 9734).

The financial information provided in this press release for the fourth quarter of 2000 and 2001 and the full year 2001 are unaudited and based on internal reporting. This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of TotalFinaElf. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including but not limited to currency fluctuations, the price of crude oil and petroleum products, the ability to realize cost reductions and operating efficiencies, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP. TotalFinaElf does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the company and its affiliates with the French Commission des Operations de Bourse and the US Securities and Exchange Commission.

4	ROCE for business segments excludes amortization of goodwill in Chemicals

5	includes repayment of long-term loans